Exhibit 99.1

VIQ Solutions Enters into Agreement to Expand Broadcast Media Platform to Create Self-Serve AI-Powered Drafts and Enhance Collaboration

Carbon™ technology platform will increase the ability to service real-time needs of journalists and media clients around the globe

PHOENIX, ARIZONA, July 26, 2022 – VIQ Solutions Inc. ("VIQ", "VIQ Solutions" or the "Company") (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today announced the entering into an agreement to expand its end-to-end solution suite through the purchase of the AI-powered media technology platform, Carbon. The platform will speed the creation of indexed, captioned video/audio elements utilizing AI-generated text in a fast, secure, self-serve platform designed to cut production costs and timelines.

Carbon, a cloud-based media content and text workflow platform, was developed to address broadcast production needs, including administrative controls for organizations with complex workflows, and a need for a high level of security. The platform is fast -- rendering text at a quarter of the actual file runtime; easy to use -- integrating to multiple audio and video codecs; and flexible – servicing all levels of need from caption quality to highly accurate up-edited to verbatim in a variety of format outputs. Users can utilize internal resources or send for a professional verbatim production by VIQ's experienced teams. The parent company of one of the largest news and entertainment brands worldwide, currently a VIQ Media client, is an anchor client of the service.

"We continuously look for ways to enhance and strengthen our Media offering and are excited to close the acquisition, which will add the highly regarded Carbon platform to our portfolio," said Susan Sumner, President and Chief Operating Officer, VIQ Solutions. "The platform will bolster the offering and will transform how journalists work, creating a real-time and collaborative process to speed complex projects. The ability to connect, automate and manage synched, captioned video elements in a secure and unobtrusive way will create efficiency. This solution will accelerate revenue within the media segment and provide a foundation to expand this service offering to our core industries worldwide."

"With more than two decades of experience serving journalists, VIQ Media continues to be at the forefront of what's next in the industry," said Elizabeth Pennell, SVP Global Operations, VIQ Solutions. "By creating a self-serve, self-controlled environment, the Carbon AI-powered workflow will have a profound impact on the ease and speed of production and delivery of broadcast content globally. "

VIQ leads the digital transformation with innovative technologies that deliver faster and more accurate content while securely protecting confidential information. VIQ services reduce costs, decrease turnaround times, increase transcript accuracy, and provide much-needed digitized innovation to the industry.

For additional information:

Media Contact:	Investor Relations Contact:

Laura Haggard	Laura Kiernan

Chief Marketing Officer	High Touch Investor Relations

VIQ Solutions	Ph. 1-914-598-7733

Email: marketing@viqsolutions.com	Email: viq@htir.net

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-looking Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information (“forward-looking statements”) under applicable securities legislation. Such forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this news release include, but are not limited to, the benefits of the Carbon purchase.

Forward-looking statements are based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, the Company’s goals, and growth plans. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by the Company as of the date of this news release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s annual information form dated March 31, 2022 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this news release are made as of the date of this news release, and the Company expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.